UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Building Tel Aviv, 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is announcing the following:

1)	On January 18, 2016, the Tel Aviv Stock Exchange (“TASE”) published in Hebrew, on the MAYA reporting system of the TASE, its listing consent for the issuance of up to 480,000 of our ordinary shares to a vendor of the Company.

The shares have not yet been issued, and, when issued, will be issued as up to 24,000 American Depositary Shares of the Company (“ADSs”), on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). The ADSs, and the underlying ordinary shares, will not be registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor in any other jurisdiction.

2)	On January 19, 2016, NextGen Biomed Ltd., or NextGen, an Israeli company publicly traded on the TASE, published an immediate report in Hebrew with the Israel Securities Authority and the TASE, which was distributed by the TASE to the shareholders of the the Company, announcing (in summary translation of): that the Company notified Nextgen that, as the negotiations pursuant to a non-binding term sheet between the parties for either our acquisition of NextGen’s 98.6% holdings in its privately-held subsidiary, Dermipsor Ltd., or the receipt of an exclusive license for all Dermipsor Ltd.'s intellectual property, have not resulted in the conclusion of final binding agreement between the parties, the Company wishes to cease such negotiations with Nextgen. For more information on our non-binding term sheet with Nextgen, please see Page 60 of our Prospectus filed with the Securities and Exchange Commission on November 23, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

Date: January 19, 2016	By:	/s/Simcha Rock
Simcha Rock
Chief Financial Officer